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                             July 28, 2020

       Leslie Trigg
       President and Chief Executive Officer
       Outset Medical, Inc.
       3952 Orchard Drive
       San Jose, CA 95134

                                                        Re: Outset Medical,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2020
                                                            CIK 0001484612

       Dear Ms. Trigg:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Submitted July 1, 2020

       Prospectus Summary
       Overview, page 1

   1.                                                   Please indicate when
the Tablo console initially received FDA clearance.
   2. please revise page 2 to disclose your obligation to perform post-market surveillance.
   3. We note your belief that the COVID-19 pandemic has driven an increase in demand for the Tablo console.
Please revise to quantify this increase.
       Our Market Opportunity, page 2

   4. Please disclose any material assumptions and limitations associated with your estimate of
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FirstName  LastNameLeslie Trigg
Outset Medical, Inc.
Comapany
July       NameOutset Medical, Inc.
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         the total addressable market for your Tablo console.
Implications of Being an Emerging Growth Company, page 6

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
Risk Factors
We have significant customer concentration..., page 22

6. Please identify the customer that accounted for 11% of your revenue in 2019 and whether the loss of the customer would have a significant impact on your business. Please consider factors in addition to the direct loss of revenue, such as reputation harm.
Our ability to utilize our net operating loss carryforwards..., page 30

7. Please quantify your net operating loss carryforwards and research and development credits.
Market, industry and other data, page 65

8. We note your statement that neither you nor the underwriters have verified any third party information obtained from third party sources. Please revise to clarify that you are not disclaiming liability for information provided in your registration statement.
Use of Proceeds, page 66

9. Please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified in the third paragraph. Factors Affecting Our Business, page 77

10. Please revise to discuss the effects, if any, that COVID-19 has had on your business, including, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties going forward. For guidance, see CF Disclosure Guidance: Topics No. 9 and 9A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the three Months Ended March 31, 2019 and 2020, page 82

11. Please quantify each of the factors you noted under the Revenue and Cost of Revenue line items that explains the increase and/or decrease from the current period to the respective prior period, as applicable. For instance, one of the factors you noted that attributed to the 148% increase in product revenues for the three months ended March 31,
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FirstName  LastNameLeslie Trigg
Outset Medical, Inc.
Comapany
July       NameOutset Medical, Inc.
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July 28,
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         2020 compared to the three months ended March 31, 2019 was increased sales of console leasing revenue. Please quantify this increase and quantify each of the other factors noted.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 93

12. Once you have an estimated offering price, please provide us with an analysis explaining how you determined the fair value of the common stock underlying your equity issuances along with the reasons for any differences between recent valuations of your common stock leading up to your offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business Overview, page 97

13. We note your statement on page 15 that your strategy is based on certain assumptions about the adoption by home dialysis patients. Please clarify whether your strategy is based on an assumption that third party payers will provide reimbursement for the Tablo equipment. If it is based on that assumption, please expand your discussion to describe the status of third party reimbursement for your products or competing products.
Patents, page 126

14. Please revise to disclose the expected expiration dates for pending patent applications and the identification of all applicable jurisdictions where patents are granted or patent applications are pending.
15. To the extent that your license agreement with Oregon State University relates to the
         Tablo console, please disclose the material terms and file the agreement as an exhibit to the registration statement or, in the alternative, tell us why you are not required to file this agreement. See Item 601(b)(10) of Regulation S-K.
Tablo Console, page 127

16. Please expand your discussion to describe the material terms of your agreement with
         Tacna. Additionally, file the agreement or explain the basis for your belief that you are not substantially dependent on the agreement.
Business
Reimbursement in the clinic and home settings, page 137

17. Please revise your discussion to address the reimbursement of acquiring a Tablo in a home setting.
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Leases, page F-11
 Leslie Trigg
Outset Medical, Inc.
July 28, 2020
Page 4

18. Please tell us the accounting literature you are applying to account for your lease agreements. In this regard, you noted on page F-16 and F-49 that you are currently evaluating the impact of the adoption of Leases (Topic 842) on your financial statements.
Revenue, page F-13

19. You note that product revenue consists primarily of sales of the Tablo console and related consumables, including the Tablo cartridge, used in treatment delivery. You also state that revenue from product sales is recognized at a point in time. However, on page F-17, under
         Performance Obligations, you noted that "...performance obligations are expected to be satisfied over the term of the individual sales arrangement, which generally are twelve months." Please clarify this apparent inconsistency. In addition:

                Please clearly disclose your performance obligations, and Tell us if the sale of your Tablo console is distinct from the related
              consumables, such as the Tablo cartridge, and the reasons that support your accounting. In addition, tell us if the service agreement is distinct from the other performance obligations. Refer to ASC 606-10-25-19 through 25-22. In this regard, include in your response if the Tablo cartridge is available from entities other than you or if any cartridge besides the Tablo cartridge can be used in the Tablo console.
              Refer also to examples in ASC 606-10-55.
3. Revenue from Contracts with Customers, page F-17

20. Regarding your contractual agreement which contains both lease and non-lease elements, please tell us your consideration of providing an accounting policy for this type of contract. In this regard, you noted "console leasing revenue" and "services associated with leased consoles" as factors attributing to the increase in revenues from March 31, 2019 to
         March 31, 2020.
Item 15. Recent Sales of Unregistered Securities, page II-3

21. Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold. Please see Item 701 of Regulation S-K. You may contact Tracey Houser at 202-551-3736 or Sasha Parikh at
202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-1544 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameLeslie Trigg                                 Sincerely,
Comapany NameOutset Medical, Inc.
                                                               Division of
Corporation Finance
July 28, 2020 Page 4                                           Office of Life
Sciences
FirstName LastName